Acucela Inc.
1301 Second Ave, Suite 1900
Seattle, WA 98101-3805
Tel: 206 805.8300
Fax: 206.805.8301

January 29, 2014

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Bryan Pitko
Johnny Gharib

Re:	Acucela Inc.

Registration Statement on Form S-1 (Registration No. 333-192900)

Acceleration Request

Requested Date:          February 3, 2014

Requested Time:         9:00 a.m. Eastern Time

Ladies and Gentlemen:

Acucela Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes William L. Hughes or Matthew D. Karwoski, both of whom are attorneys with Registrant’s legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

We request that we be notified of such effectiveness by a telephone call to Mr. Hughes at (415) 875-2479, or in his absence Mr. Matthew Karwoski at (206) 389-4555. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of such Registration Statements be sent to Fenwick & West LLP, attention: William L. Hughes, via facsimile to (415) 281-1350.

Sincerely,

ACUCELA INC.

By:	/s/ David L. Lowrance
David L. Lowrance
Chief Financial Officer

cc:	Stephen M. Graham, Esq., Fenwick & West LLP

William L. Hughes, Esq., Fenwick & West LLP

[Signature Page to Acceleration Request]